UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2020

Commission File Number: 333-248191

UCOMMUNE INTERNATIONAL LTD

(Exact name of registrant as specified in its charter)

Guang Hua Road, No 2, Tower D, Floor 8
Chaoyang District, Beijing 100026

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release - Ucommune International Ltd. Reports First Nine Months of 2020 Unaudited Financial Results of Ucommune Group Holdings Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCOMMUNE INTERNATIONAL LTD

By:	/s/ Zhuangkun He
Zhuangkun He
CEO

Date: December 23, 2020

2